SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO/A
(RULE 14d-100)
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF THE
SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 3)

SafeNet, Inc.
(Name of Subject Company)
Stealth Acquisition Corp.
a wholly-owned subsidiary
of
Vector Stealth Holdings II, L.L.C.
(Name of Person(s) Filing Statement)
COMMON STOCK, $.01 PAR VALUE PER SHARE
(Title of Class of Securities)
78645R107
(CUSIP Number of Class of Securities)

Dewey Chambers
456 Montgomery Street, 19th Floor
San Francisco, CA 94104
(415) 293-5000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications
on Behalf of Filing Persons)
Copy to:
Michael J. Kennedy, Esq.
Steve L. Camahort, Esq.
O’Melveny & Myers LLP
275 Battery Street
San Francisco, CA 94111
(415) 984-8700
Calculation of Filing Fee

Transaction Valuation:	Amount of Filing Fee:
$690,324,300*	$21,192.96	**

*	Estimated for purpose of calculating the filing fee only. The transaction valuation was determined by multiplying the purchase price of $28.75 per share by the sum of (i) the 21,072,626 shares of common stock, par value $0.01 per share, of SafeNet, Inc. (the “Shares”), issued and outstanding as of February 28, 2007; and (ii) the 2,937,654 Shares that are issuable under outstanding SafeNet stock options with an exercise price of less than $28.75 per Share.
**	The amount of the filing fee, in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, is calculated by multiplying the transaction valuation by 0.0000307.
☑ Check box if any part of the fee is offset as provided by Rule 0-11 (a) (2) and identity the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $21,192.96	Filing Party: Stealth Acquisition Corp.
Form or Registration No.: 005-54843	Date Filed: March 12, 2007
☐ Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:

☑	third-party offer subject to Rule 14d-1

☐	issuer tender offer subject to Rule 13e-4

☐	going-private transactions subject to Rule 13e-3

☐	amendment to Schedule 13D under Rule 13d-2

     This Amendment No. 3 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (the “Statement”), originally filed with the Securities and Exchange Commission on March 12, 2007 and amended on March 15, 2007 and April 3, 2007, by Stealth Acquisition Corp., a Delaware corporation (the “Purchaser”) and a wholly owned subsidiary of Vector Stealth Holdings II, L.L.C., a Delaware limited liability company, relating to a tender offer by the Purchaser to purchase all of the issued and outstanding shares of common stock, par value $.01 per share, of SafeNet, Inc., a Delaware corporation, at a purchase price of $28.75 per Share (the “Offer”), upon the terms and subject to the conditions set forth in the Offer to Purchase dated March 12, 2007 (as it may be amended from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal, copies of which are filed as Exhibits (a)(1)(A) and (a)(1)(B) to the Statement, respectively. Capitalized terms used and not otherwise defined in this Amendment shall have the meanings assigned to such terms in the Offer to Purchase or in the Statement.
     The information set forth in the Offer to Purchase (as amended herby), including Schedule I thereto, is hereby incorporated by reference in answer to Items 1 through 11 of the Statement, and is supplemented by the information specifically provided in this Amendment.
Item 11. Additional Information
     Item 11 of Schedule TO is amended and supplemented as follows:
     The Offer had been scheduled to expire at 12:00 Midnight, Eastern time, on Friday, April 6, 2007, but the conditions to the Offer were not all satisfied or waived. Pursuant to the terms of the Merger Agreement, the Offer was extended until 8:00 p.m., Eastern time, on Wednesday, April 11, 2007.
     On April 9, 2007, the Purchaser issued a press release announcing the extension of the Offer. The press release is contained in Exhibit (a)(1)(J) of Schedule TO and the information set forth in the press release is incorporated herein by reference.

Item 12. Exhibits
           Item 12 is amended and supplemented by adding the following:

(a)(1)(J)	Press Release issued on April 9, 2007.

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: April 9, 2007

STEALTH ACQUISITION CORP.
By:	/s/ Alexander R. Slusky
	Name:	Alexander R. Slusky
	Title:	President and Chief Executive Officer

EXHIBIT INDEX

Exhibit
No.

(a)(1)(A)	Offer to Purchase, dated March 12. 2007.*

(a)(1)(B)	Form of Letter of Transmittal.*

(a)(1)(C)	Form of Notice of Guaranteed Delivery. *

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees. *

(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees. *

(a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9. *

(a)(1)(G)	Form of Summary Advertisement as published in The Wall Street Journal on March 12, 2007. *

(a)(1)(H)	Press Release issued on March 5, 2007. (1)

(a)(1)(I)	Press Release issued on April 3, 2007. *

(a)(1)(J)	Press Release issued on April 9, 2007.

(b)(1)	Senior Secured Financing Commitment Letter, dated March 5, 2007, among Vector Stealth Holdings II, L.L.C. (“Parent”), Deutsche Bank Trust Company Americas, Deutsche Bank Securities Inc. and Citigroup Global Markets, Inc. *

(b)(2)	Form of Limited Guarantee delivered by affiliates of Vector Capital Partners III, L.L.C. (the “Sponsor”) and Ziff Asset Management, L.P. *

(b)(3)	Form of Limited Guarantee delivered by Investors other than affiliates of the Sponsor and an affiliate of Ziff Asset Management, L.P. *

(d)(1)	Agreement and Plan of Merger, dated as of March 5, 2007, among Parent, Stealth Acquisition Corp. and SafeNet, Inc. (the “Company”) *.

(d)(2)	Mutual Non-Disclosure Agreement, dated as of September 28, 2006, between an affiliate of the Sponsor and the Company. *

(d)(3)	Complaint filed in the Court of Chancery of the State of Delaware captioned Globis Capital Partners, L.P. v. SafeNet Inc., et al., Case No. 2772-N, filed on March 7, 2007. *

(d)(4)	Complaint filed in the Court of Chancery of the State of Delaware captioned Plymouth County Retirement Systems v. SafeNet Inc., et al., Case No. 2782-N, filed on March 9, 2007. *

(d)(5)	Complaint filed in the Circuit Court for Hartford County, Maryland captioned Joseph Caterello v. Walte W. Straub et al., Case No. 12-C-07-708, filed on March 8, 2007. *

(d)(6)	Amended Complaint filed in the Court of Chancery of the State of Delaware captioned Globis Capital Partners, L.P. v. SafeNet et al., Case No. 2772-VCP, filed on March 14, 2007. *

(d)(7)	Amended Complaint filed in the Circuit Court for Harford County, Maryland, captioned Joseph Caterello v. SafeNet, Inc. et al., Case No. 12-C-07-708, filed on March 12, 2007. *

(g)	Not applicable.

(h)	Not applicable.
* Previously filed.
(1) Incorporated by reference to the Schedule TO-C filed by Stealth Acquisition Corp. on March 5, 2007.